Giovanni Caruso Partner Loeb & Loeb LLP 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

Via Edgar

November 13, 2023

Office of Trade & Services

Division of Corporation Finance

United States Securities and Exchange Commission

100 F St NE

Washington, DC 20549

Attention:	Cara Wirth
Lilyanna Peyser

Re:	Brilliant Acquisition Corp.
Amendment No. 3 to Registration Statement on Form S-4 Filed November 6, 2023 File No. 333-273401

Dear Ms. Wirth and Ms.  Peyser:

On behalf of our client, Brilliant Acquisition Corp., a British Virgin Islands business company (the “Company” or “Brilliant”), we submit to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter (the “Comment Letter”), dated November 9, 2023, regarding Amendment No. 3 to the Registration Statement on Form S-4 (File No. 333-273401), filed by the Company on November 6, 2023 (the “Prior Registration Statement”).

Brilliant is filing Amendment No. 4 to the Registration Statement on Form S-4 (the “Registration Statement”) contemporaneously with the filing of this response letter. The newly filed Registration Statement reflects the Company’s responses to the comments received from the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Registration Statement.

Amendment No. 3 to Registration Statement on Form S-4 Filed November 6, 2023

General

1. We note that you did not seek an updated fairness opinion because “the valuation analysis and the conclusion expressed in Benchmark’s fairness opinion would not be impacted by the amendment and restatement of the Merger Agreement and the corresponding change in the Business Combination structure because the equity value of Nukkleus of $105,000,000 is even more beneficial to Brilliant and its shareholders than the initial pre-Merger consolidated equity value of $140,000,000.” Revise to expand upon this reasoning, including the board’s consideration of whether the lower valuation of Nukkleus materially affects any of the forecasts and assumptions underlying the valuation analysis and conclusion expressed in Benchmark’s opinion. Also address how the change in valuation affected the board’s recommendation that stockholders approve the transaction.

RESPONSE: The company has revised the disclosure on page 119 to clarify that (i) the amendment only relates to the merger consideration being paid at close of the transaction, rather than re-valuing the company and (ii) no new forecasts or projections were prepared.

2. Please disclose whether ClearThink and Mr. Marshak resigned as a result of any disagreement with any of the merger-related parties regarding any aspect of the merger.

RESPONSE: The disclosure on page 238 was revised to indicate that neither ClearThink nor Mr. Marshak resigned because of any disagreement with any of the merger-related parties regarding any aspect of the merger.

Please call me at 212-407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso
Partner, Loeb & Loeb LLP